Via Email and EDGAR Correspondence

October 9, 2012

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

Washington, DC 20549-3561

Re:	Crescent Financial Bancshares, Inc.
Proxy Statement on Schedule 14A
Filed September 13, 2012
SEC File No. 000-32951

Dear Mr. Webb:

I am writing on behalf of Crescent Financial Bancshares, Inc. (“Crescent”) in response to the comment letter of the Staff of the Commission dated October 2, 2012, regarding the above-referenced filing. This letter supplements Crescent’s response dated October 4, 2012 to specifically address the Staff’s comments regarding the financial statements of Community Bank of Rowan (“Rowan”) following our telephonic conversation with the Staff on October 4, 2012.

As disclosed in the proxy statement, Crescent is proposing to acquire VantageSouth. Earlier this year, VantageSouth and Rowan merged. A question has arisen as to whether the historical financial statements of Rowan are required to be included in Crescent’s proxy statement.

As directed by the Staff, Crescent has reviewed Question 3 of Section H of the third supplement to the Division of Corporate Finance’s telephone interpretation manual, set forth below:

Q: In proxy materials soliciting votes by an acquiror's security holders for the acquisition of a non-reporting target, the target company must furnish its financial information pursuant to Item 17(b)(7) of Form S-4. Item 17(b)(7) does not specifically require the target to furnish financial statements of its significant business acquisitions pursuant to Rule 3-05 of Regulation S-X. Does the staff interpret Item 17(b)(7) differently when the acquiror's security holders are voting on the transaction?

A: Yes. Financial information that is material to a voting security holder's evaluation should be included in the proxy materials. When security holders of the acquiror are voting, the staff believes that a non-reporting target company also must furnish financial statements under Rule 3-05 of Regulation S-X if the omission of those financial statements renders the target company's financial statements substantially incomplete or misleading. The staff's prior practice in these circumstances is not affected by the adoption of the new rules. This answer applies both to cash merger proxy statements and proxy material that is included in a Form S-4 registration statement. Note: In this and other Q&As in the Financial Statements section, references to Rule 3-05 of Regulation S-X also apply to Item 310(c) of Regulation S-B. (Emphasis added.)

To address the Staff’s concerns that omission of Rowan’s stand-alone financial statements may render VantageSouth’s historical financial statements substantially incomplete or misleading, Crescent proposes to supplement the financial statements of VantageSouth to provide additional historical disclosures regarding Rowan by replacing Note 2 to the Unaudited Consolidated Financial Statements (including Notes thereto) for VantageSouth for the three and six month periods ended June 30, 2012 with the Note 2 attached hereto as Exhibit A. This revised Note 2 will replace the existing Note 2, which begins on page B-48 of the preliminary proxy statement filed on September 13, 2012.

1

The revised Note 2 includes condensed historical balance sheets and statements of operations for Rowan in addition to the previously included merger date balance sheet as of February 1, 2012 for VantageSouth and Rowan. Specifically, stand-alone condensed balance sheets are presented for Rowan as of December 31, 2011 (Successor Company) and 2010 (Predecessor Company), and stand-alone condensed statements of operations for Rowan for the period from April 19 to December 31, 2011 (Successor Company), the period from January 1 to April 18, 2011 (Predecessor Company), and the year ended December 31, 2010 (Predecessor Company), and for the period from January 1 to January 31, 2012 (Successor Company), the period from April 19 to June 30, 2011 (Successor Company) and the period from January 1 to April 18, 2011 (Predecessor Company). Rowan was wholly acquired by Piedmont on April 19, 2011 and push-down accounting was applied at that date, which necessitates the “Predecessor Company” vs. “Successor Company” distinction.

It is important to note that because of the nature of the proposed VSB Merger as a combination between entities under common control, we took multiple steps to ensure that the negotiating process and transaction were fair to Crescent’s non-controlling stockholders. As disclosed in the VSB Merger proxy, our board of directors formed a Special Committee of disinterested directors to evaluate and, if appropriate, negotiate the proposed VSB Merger. The Special Committee retained its own legal counsel, obtained financial advice and a fairness opinion from an independent investment bank, and negotiated the terms of the VSB Merger with Piedmont. Throughout this process, management has not withheld any historical or prospective financial information requested by the Special Committee, its legal counsel, or the independent investment bank.

Further, because of the application of push-down accounting to VantageSouth’s financial statements as well as the VantageSouth-Rowan merger on February 1, 2012, all stand-alone Rowan financial information falls in VantageSouth’s Predecessor accounting periods. The timing and complexity of these transactions and the related accounting and disclosure requirements make comparison of historical VantageSouth and Rowan stand-alone financial statements (which are on a different accounting basis and had different push-down accounting dates) difficult at best for Crescent’s stockholders. For example, Rowan’s most recent financial statement period only covers the period from January 1 to January 31, 2012 since its merger into VantageSouth occurred on February 1, 2012, and Rowan’s 2011 financial statement period is split between predecessor and successor periods due to Piedmont’s acquisition of Rowan and its application of push-down accounting on April 19, 2011. We believe that lack of comparability and the difference in accounting basis caused by Rowan’s split period presentation within VantageSouth’s Predecessor Company period reduces the significance of Rowan’s stand-alone historical financial statements to Crescent’s stockholders in determining whether to approve the proposed VSB Merger.

While Rowan’s balances were subjected to Piedmont’s consolidated 2011 financial statement audit, Rowan’s stand-alone historical financial statements for 2011 and for the period of January 1 to January 31, 2012 are not currently available. Such historical financial statements were never required by Rowan’s banking regulators and because of the reasons described above, management had no reason to believe that they would be useful to other stakeholders. At this point, a requirement to furnish historical stand-alone Rowan financial statements would cost not only the time and money to engage an independent audit, but the delay this requirement would cause in the VSB Merger process may cause the Company to cancel its scheduled integration plans with VantageSouth and may delay or interfere with its proposed merger with ECB Bancorp, Inc.

2

With the aforementioned revisions to Note 2, Crescent believes that, notwithstanding the omission of Rowan financial statements under Rule 3-05 of Regulation S-X, VantageSouth’s financial statements are neither substantially incomplete nor misleading. Accordingly, consistent with the telephone interpretation copied above, Crescent believes that complete Rowan financial statements are not material to a voting security holder’s evaluation of the VSB Merger and therefore do not need to be included in Crescent’s proxy statement.

***

In connection with the foregoing, Crescent acknowledges that:

•	Crescent is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Crescent may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We appreciate your prompt review and look forward to hearing from you with respect to the foregoing response. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (919) 659-9005 or our securities counsel, Robert D. Klingler, of Bryan Cave LLP in Atlanta, Georgia at (404) 572-6810.

Very truly yours,

/s/ Jonathan Hornaday
Jonathan Hornaday
Senior Vice President
Crescent Financial Bancshares, Inc.

cc:	Jessica Livingston, Securities and Exchange Commission (via e-mail)
Robert D. Klingler, Esq. (via e-mail)
Kenneth L. Henderson, Esq. (via e-mail)

 For purposes of this response, Crescent presumes that Rule 3-05 of Regulation S-X would otherwise require the Rowan financial statements, notwithstanding Rule 3-05(a)(1)(ii)’s omission of disclosure for completed combinations between entities under common control.

Exhibit A

Note 2. Mergers and Acquisitions

Piedmont Investment

On February 19, 2010, the Bank sold 1,768,794 shares of Series A Stock to Piedmont for an aggregate price of $7.7 million, or $4.35 per share. The Series A Stock was immediately convertible on a one-for-one basis into the Bank’s common stock, which totaled approximately 62% of its outstanding common stock at the Piedmont Investment (as adjusted for the assumed conversion of the Series A Stock). The investment in the Bank gave Piedmont voting control over a majority of the Bank’s outstanding common stock and the ability to control the election of its Board of Directors.

Pursuant to the Piedmont Investment Agreement, the Bank sold an additional 42,632 shares of Series A Stock for an aggregate purchase price of approximately $185,000, or $4.35 per share, in a rights offering to its non-controlling shareholders. Subsequent to this additional investment, Piedmont’s ownership interest in the Bank remained at approximately 62%.

In connection with the Piedmont Investment, Piedmont applied purchase accounting to the Bank’s acquisition date balance sheet. However, since Piedmont controlled less than 80% of the Bank’s outstanding common stock following its investment, purchase accounting fair value adjustments were not pushed down to the Bank’s financial statements.

Community Bank of Rowan Merger

On April 19, 2011, Piedmont acquired all outstanding common stock of Community Bank of Rowan, a North Carolina-chartered bank (“Rowan”). Rowan operated two branch offices in Salisbury, North Carolina at acquisition. Piedmont purchased 813,083 shares of Rowan’s common stock for an aggregate purchase price of $9.5 million. Immediately following the acquisition, Piedmont purchased an additional 569,158 shares of newly issued common stock for an aggregate price of $7.0 million. Since Piedmont owned 100% of Rowan following its acquisition, purchase accounting fair value adjustments were pushed down to Rowan’s financial statements at that date.

On February 1, 2012, a transaction was completed whereby Piedmont purchased the remaining non-controlling interest in the Bank and simultaneously merged Rowan into the Bank. Piedmont purchased all remaining shares of the Bank’s common stock from non-controlling shareholders for an aggregate purchase price of $4.8 million, or $4.35 per share (“Rowan Merger”). Following the Rowan Merger, Piedmont substantially wholly owned the combined VantageSouth Bank. At the time of the Rowan Merger, Rowan had $144.7 million in total assets, $122.4 million in total deposits, and $17.8 million in shareholder’s equity. Subsequent to the Rowan Merger, the Bank sold shares of its stock to its directors as required by North Carolina law. This non-controlling ownership is immaterial to the Bank’s financial statements and Piedmont’s control of the Bank.

The Bank’s financial condition and results of operations have been significantly impacted by the controlling investment in the Bank by Piedmont and the subsequent Rowan Merger. Because of the level of Piedmont’s ownership and control following the Rowan Merger, the Bank applied push-down accounting. Accordingly, the Bank’s assets and liabilities were adjusted to their carrying value as recorded on Piedmont’s balance sheet at the Rowan Merger. Balances and activity in the Bank’s financial statements prior to push-down accounting at the Rowan Merger have been labeled with “Predecessor Company” while balances and activity subsequent to the Rowan Merger have been labeled with “Successor Company.”

The table below summarizes the impact of the Rowan Merger to the Bank’s balance sheet at February 1, 2012, which was the date push-down accounting was applied.

Note 2. Mergers and Acquisitions, continued

	VantageSouth
	VantageSouth	VantageSouth	Acquired	Opening
	Balances	Push Down	Rowan	Balances
(in thousands)	(Predecessor)	Adjustments	Balances	(Successor)

Assets
Cash and due from banks	$2,299	$-	$2,358	$4,657
Interest bearing deposits in banks	1,041	-	9,519	10,560
Federal funds sold	3,995	-	-	3,995
Investment securities available for sale	12,220	-	13,285	25,505
Investment securities held-to-maturity	421	(296)	-	125
Loans, net	78,489	853	106,736	186,078
Goodwill	-	-	3,144	3,144
Other intangible assets	-	362	215	577
Other assets	6,669	(680)	9,395	15,384
Total assets	$105,134	$239	$144,652	$250,025

Liabilities and Shareholders’ Equity
Deposits	$88,049	$1	$122,431	$210,481
FHLB advances	8,000	-	4,000	12,000
Other liabilities	320	-	423	743
Total liabilities	96,369	1	126,854	223,224
Shareholders’ equity	8,765	238	17,798	26,801
Total liabilities and shareholders’ equity’	$105,134	$239	$144,652	$250,025

The tables below include unaudited condensed historical balance sheets and statements of operations for the periods presented. Since push-down accounting was applied to Rowan’s financial statements on April 19, 2011 concurrent with Piedmont’s acquisition of all outstanding shares of Rowan, balances and activity prior to push-down accounting have been labeled with “Predecessor Company” while balances and activity subsequent to push-down accounting have been labeled with “Successor Company.”

Note 2. Mergers and Acquisitions, continued

Community Bank of Rowan

Condensed Balance Sheets

	Successor	Predecessor
	Company	Company
(in thousands)	December 31,	December 31,
	2011	2010
Assets
Cash and due from banks	$1,782	$1,216
Interest bearing deposits in other banks	5,890	23,768
Investment securities available for sale	13,690	6,657
Loans, net of allowance for loan losses of $468 and
$1,736 for December 31, 2011 and 2010, respectively	108,440	101,190
Goodwill	3,144	-
Other intangible assets, net	222	-
Other assets	11,363	7,445
Total assets	$144,531	$140,276

Liabilities and Shareholders' Equity
Deposits	$122,322	$126,370
FHLB advances	4,000	4,000
Other liabilities	612	115
Total liabilities	126,934	130,485
Shareholders’ equity	17,597	9,791
Total liabilities and shareholders’ equity	$144,531	$140,276

Condensed Statements of Operations

Years Ended December 31, 2011 and 2010

	Successor	Predecessor
	Company	Company
	Period from	Period from
	April 19	January 1
	to	to
	December 31,	April 18,
(in thousands)	2011	2011	2010

Interest income	$5,349	$1,645	$5,969
Interest expense	758	433	1,783
Net interest income	4,591	1,212	4,186
Provision for loan losses	762	375	3,247
Net interest income after provision for loan losses	3,829	837	939
Noninterest income	671	190	786
Noninterest expense	2,782	1,030	3,521
Income (loss) before income taxes	1,718	(3)	(1,796)
Income tax expense (benefit)	708	(41)	(689)
Net income (loss)	$1,010	$38	$(1,107)

Note 2. Mergers and Acquisitions, continued

Condensed Statements of Operations

Period from January 1 to January 31, 2012 and

Six Months Ended June 30, 2011

	Successor		Predecessor
	Company		Company
	Period from	Period from	Period from
	January 1	April 19	January 1
	to	to	to
	January 31,	June 30,	April 18,
(in thousands)	2012	2011	2011

Interest income	$634	$1,666	$1,645
Interest expense	82	240	433
Net interest income	552	1,426	1,212
Provision for loan losses	40	55	375
Net interest income after provision for loan losses	512	1,371	837
Noninterest income	129	212	190
Noninterest expense	366	670	1,030
Income (loss) before income taxes	275	913	(3)
Income tax expense (benefit)	108	393	(41)
Net income	$167	$520	$38

The current year Rowan condensed statements of operations only include the period from January 1 to January 31, 2012 since Rowan was merged into VantageSouth Bank on February 1, 2012.

Crescent State Bank Merger Agreement

On November 18, 2011, Piedmont acquired a controlling interest in Crescent Financial Bancshares, Inc. (“Crescent”), a Delaware-chartered holding company. Crescent operates for the primary purpose of serving as the holding company for Crescent State Bank (“Crescent Bank”), a North Carolina-chartered bank. Crescent Bank operated fifteen branch offices in Wake, Johnston, Lee, Moore and New Hanover Counties of North Carolina at acquisition. Piedmont purchased 18,750,000 shares of Crescent’s common stock for an aggregate price of $75.0 million, or $4.00 per share. As part of its investment, Piedmont also made a tender offer to Crescent’s non-controlling stockholders commencing on November 8, 2011 to purchase up to 67% of Crescent’s outstanding common stock at a price of $4.75 per share (“Tender Offer”). Pursuant to the Tender Offer, Piedmont purchased 6,128,423 shares of Crescent’s common stock for an aggregate price of approximately $29.1 million. As a result of the initial acquisition and Tender Offer, Piedmont owns approximately 88% of Crescent’s outstanding common stock. The investment in Crescent gave Piedmont voting control over a majority of Crescent’s outstanding common stock and the ability to control the election of Crescent’s Board of Directors.

On August 10, 2012, an Agreement and Plan of Merger was entered into by the Bank, Crescent and Crescent Bank to merge the Bank into Crescent Bank. in a share exchange based on Crescent’s volume weighted average stock price (“Crescent Bank Merger Agreement”). Pursuant to terms of the Crescent Bank Merger Agreement, the Bank’s outstanding shares will be converted into the Crescent’s shares equal to the exchange ratio. The exchange ratio will be 4.8204 if Crescent’s volume weighted average stock price is at or above $5.25. If Crescent’s volume weighted average stock price is at or below $4.75, the exchange ratio will be 5.3278, and if Crescent’s volume weighted average stock price is below $5.25 but above $4.75, the exchange ratio will be equal to $25.307 divided by a number equal to Crescent’s volume weighted average stock price.

The completion of the merger is subject to all required regulatory and stockholder approvals.